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                                 [CELTRIX LOGO]

                                   LETTERHEAD

NEWS RELEASE

                              CONTACT:     Andreas Sommer, Ph.D.
                                           President and Chief Executive Officer
                                           (408) 988-2500

                      CELTRIX REPORTS FIRST QUARTER RESULTS

        SANTA CLARA, CA -- July 22, 1997 -- For the first quarter ended June 30, 1997, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $24,000 and a net loss of $2,568,000, or $0.12 per share. Operating expenses of $3,553,000 were offset in part by a $737,000 gain on investment from the sale of Prograft Medical, Inc. securities held by Celtrix since 1993. At June 30, 1997, Celtrix had $16,724,000 in cash and investments, which included $13,353,000 million in net proceeds from a private placement in April 1997.

        In comparison, revenues for the first quarter ended June 30, 1996, were $42,000, operating expenses were $3,148,000, and the net loss was $2,943,000, or $0.19 per share. The 13 percent increase in operating expenses for the first quarter ended June 30, 1997, was due primarily to additional costs associated with human clinical studies of SomatoKineAE, Celtrix's novel formulation of insulin-like growth factor I (IGF-I) and its major binding protein (BP3).

        "We are actively focused on the use of SomatoKine to treat a variety of serious medical conditions and continue to be enthusiastic about the commercial potential," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "Initial treatment targets include hip fracture surgery in the elderly and severe burns, both of which are now undergoing Phase II clinical feasibility studies. With hip fracture surgery, SomatoKine offers the potential to stimulate the formation of new muscle and bone, restore mobility and increase the patient's functional independence. With severe burns, SomatoKine could potentially speed the recovery time and shorten the patients' hospital stay."

        Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Initial product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to enroll a sufficient number of patients in feasibility studies as well as future company research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                           - FINANCIAL CHARTS FOLLOW -